  Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	July 21, 2021

Eldorado Gold Acquires Shares of Probe Metals Inc.

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado” or “the Company) announces that today it acquired 15,041,746 common shares (the “Shares”) of Probe Metals Inc. (“Probe”) at a price of $1.575 per share for an aggregate purchase price of $23,690,749.95.

Prior to such acquisition, Eldorado did not own any Shares of Probe and following such acquisition, Eldorado owns 11.5% of the outstanding Shares of Probe. The Shares were acquired pursuant to a private transaction.

Eldorado advises that the securities have been acquired for investments purposes. Eldorado may, depending on the market and other conditions, increase or decrease its beneficial ownership of Probe’s securities, whether in the open market, by privately negotiated agreements or otherwise, subject to a number of factors, including general market conditions and other available investment and business opportunities.

This press release is issued pursuant to Multilateral Instrument 62-104, which also requires an early warning report to be filed containing additional information with respect to the foregoing matters. A copy of the early warning report will be available on SEDAR under Probe’s issuer profile at www.sedar.com and may be obtained upon request from Eldorado by contacting Eldorado at the contact information below. Eldorado is incorporated under the laws of Canada and is listed on the Toronto Stock Exchange and the New York Stock Exchange. Probe has a head office at 56 Temperance Street, Suite 1000, Toronto, Ontario, M5H 3V5.

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Canada, Greece, Romania, and Brazil. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Investor Relations

Lisa Wilkinson, VP, Investor Relations
604.757 2237 or 1.888.353.8166
lisa.wilkinson@eldoradogold.com

Media

Louise Burgess, Director Communications & Government Relations
604.616 2296 or 1.888.363.8166
louise.burgess@eldoradogold.com

Cautionary Note About Forward-Looking Statements and Information

Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", “continue”, “projected”, "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to any future increase or decrease in Shares of Probe.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, market uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about: general market conditions and other available investment and business opportunities; how the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the COVID-19 pandemic; the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated costs, expenses and working capital requirements; production, mineral reserves and resources and metallurgical recoveries; the impact of acquisitions, dispositions, suspensions or delays on our business; and the ability to achieve our goals. . In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others: our assumptions relating to general market conditions and other available investment and business opportunities, global outbreaks of infectious diseases, including COVID-19; recoveries of gold and other metals; geopolitical and economic climate (global and local), risks related to mineral tenure and permits; gold and other commodity price volatility; information technology systems risks; risks regarding potential and pending litigation and arbitration proceedings relating to our business, properties and operations; expected impact on reserves and the carrying value; the updating of the reserve and resource models and life of mine plans; mining operational and development risk; financing risks; foreign country operational risks; risks of sovereign investment; regulatory risks and liabilities including environmental regulatory restrictions and liability; discrepancies between actual and estimated production; mineral reserves and resources and metallurgical testing and recoveries; additional funding requirements; currency fluctuations; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility and the price of our common shares; competition; loss of key employees; and defective title to mineral claims or properties, as well as those risk factors discussed in the sections titled “Forward-Looking Statements” and "Risk factors in our business" in the Company's most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR and EDGAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.
The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change.